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SEC
Mail Processing
Section
JUL 28 2021
Washington DC
416

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-22058

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/2020 (MM/DD/YY) AND ENDING 05/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Buell Securities Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Glastonbury Blvd., Suite 102
(No. and Street)

Glastonbury	CT	06033
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chris D. Berris 860-657-1700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Thomas Faust, CPA LLC d/b/a Thomas Faust, CPA
(Name – *if individual, state last, first, middle name*)

174 Coldbrook Court	Lafayette	Indiana	47909
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PUBLIC

OATH OR AFFIRMATION

I, Chris D. Berris, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Buell Securities Corp, as of May 31, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO/President

Title

Vicki Kupec

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PUBLIC

BUELL SECURITIES CORP.

REPORT ON AUDIT OF FINANCIAL STATEMENTS

MAY 31, 2021

PUBLIC

BUELL SECURITIES CORP.
TABLE OF CONTENTS

THOMAS FAUST, CPA
Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
765-237-9185 thomasfaustcpa2@gmail.com

[redacted]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Buell Securities, Corp.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Buell Securities, Corp., as of May 31, 2021, the related statements of income, changes in stockholder's equity, changes in liabilities, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material aspects, the financial position of Buell Securities, Corp. as of May 31, 2021 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Buell Securities, Corp.'s management. My responsibility is to express an opinion on Buell Securities, Corp.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Buell Securities, Corp. in accordance with the U.S. federal securities laws and the applicable rules and the regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of Buell Securities, Corp.'s financial statements. The supplemental information is the responsibility of Buell Securities Corp.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

PUBLIC

Thomas Faust, CPA, LLC
d/b/a Thomas Faust, CPA

I have served as the Company's auditor since 2018.

Lafayette, Indiana
July 23, 2021

PUBLIC

BUELL SECURITIES CORP.
STATEMENT OF FINANCIAL CONDITION
AS OF MAY 31, 2021

ASSETS

ASSETS		
Cash	$	448,932
Deposits		63,412
Right of use lease asset		98,900
TOTAL CURRENT ASSETS		611,244
OTHER ASSETS		
Right of use lease asset – non-current		413,698
TOTAL ASSETS		1,024,942

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES	
PPP loan payable	145,000
Accounts payable and accrued expenses	19,827
Commissions payable	51,361
Lease obligation payable	98,900
TOTAL CURRENT LIABILITIES	315,088
LONG-TERM LIABILITIES	
Lease obligation payable – long term	413,698
STOCKHOLDERS' EQUITY	
Common stock, par value $100; 1,107 shares authorized, issued and outstanding	110,700
Additional paid-in capital	16,686
Retained earnings	168,770
TOTAL STOCKHOLDERS' EQUITY	296,156
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$1,024,942

The accompanying notes are an integral part of the financial statements.

PUBLIC

BUELL SECURITIES CORP.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDING MAY 31, 2021

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Firm's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

a. Nature of Operations – Buell Securities Corp. (the Firm) operates a broker-dealer from one Location in Glastonbury, Connecticut. The Firm is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD), the Financial Industry Regulatory Authority (FINRA), and the Securities Investor Protection Corporation (SIPC).

b. Cash Equivalents – For purposes of the statements of cash flows, the Firm has defined cash and cash equivalents as highly liquid investments with original maturities of less than three months, that are not held for sale in the ordinary course of business.

c. Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

d. Concentrations of Credit Risk – The Firm places its cash in accounts with a local financial institution. At times, balances in these accounts may exceed FDIC insured limits.

e. Revenue Recognition – The revenue of the Firm is derived primarily from commissions earned on the sale of equities, mutual funds, annuities, options and bonds. Commission income is recorded based on the settlement date of the transaction, which does not differ materially from revenue recorded based on the transaction date.
In May 2014, FASB issued ASU 201-09, "Revenue from Contracts with Customers: Topic 606" which supersedes nearly all existing revenue recognition guidance under generally accepted accounting principles. The Firm's revenue recognition policy conforms with the pronouncement by recognizing revenue in accordance with the five components of the pronouncement.

- Identify the contract with the customer
- Identify the performance obligation
- Determine the transaction price
- Allocate the transaction price to the performance obligation
- Recognize the revenue when the performance obligation is met

f. Advertising - The Firm's advertising costs are expensed as incurred. There were no advertising costs incurred during the year.

g. Leases – The Firm adopted FASB ASC 842, "Leases", effective April 1, 2019. The Firm is a lessee in one operating lease for the office space. The Firm recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The discount rate is the implicit rate if it is readily determinable or otherwise the Firm uses its incremental borrowing rate.

NOTE 2: CLEARING BROKER AGREEMENT

The Firms clears security transactions through Raymond James and Associates. Under the terms of the clearing agreement, Raymond James and Associates carry the accounts of the customers of Buell Securities Corp. on a fully disclosed basis. Raymond James executes transactions and settles contracts of securities for customer accounts, prepares confirmations and summary monthly statement, and performs certain cashiering functions such as receiving and delivering securities.

NOTE 3: EXEMPTION UNDER RULE 15C3-3

The Firm claims exemptions under Rule 15c3-3 in accordance with the provision of paragraph (k) (2) (ii). The Firm introduces all customer accounts to a clearing firm on a fully disclosed basis.

NOTE 4: INCOME TAX EXPENSE

The Firms is a C Corporation for tax purposes. The Firm records its federal and state income ta liabilities and expenses in accordance with Financial accounting Standards Board Statement #9. Deferred amounts are recorded for any material temporary differences between tax and financial reporting methods.

Accounting principles generally accepted in the United States of America require the Firm to examine its tax positions for uncertain positions. Management is not aware of any tax positions that are more likely than not to change in the next twelve months or that would not sustain an examination by applicable taxing authorities.

The Firm's policy is to recognize penalties and interest as incurred in its Statement of Income, there were none in 2021.

The Firm's federal and state income tax returns for 2015 through 2019 are subject to examination by the applicable tax authorities, generally for three years after the later of the original or extended due date.

NOTE 5: ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB interpretation Number 48 (FIN-48), Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109 (SFAS 109). The interpretation contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS 109. The Firm has elected to deter the adoption of FIN 48 as allowed in FASB Staff Position (FSP-48-3) issued December 30, 2008. The adoption of this standard is not currently anticipated to have a material impact on the Firm's financial position, results of operations, or cash flows, however, the effect on future financial statements of this pronouncement cannot be determined at this time. Management will continue to evaluate any uncertain tax positions, if any during the deferral period.

NOTE 6: RETIREMENT PLAN AND EMPLOYEE BENEFITS

The Firm maintains a non-contributory 401K Retirement Plan that covers substantially all employees. The Firm also offers a Section 125 Cafeteria Plan to all qualifying employees.

NOTE 7: PPP LOANS PAYABLE

The Firm received a Paycheck Protection Program loan during the year ended May 31, 2021 for $145,000. Under the provisions of this program, the entire amount of the loan, or a portion may be forgiven if the Firm meets certain requirements. During the year ended May 31, 2021, the Firm had another PPP loan of $165,000 that had been received in the prior year and was forgiven in the current year.

PUBLIC

NOTE 8: OFFICE LEASE

The Firm leases the office in which it operates and recognizes and measures its lease in accordance with FASB ASC 842, "Leases". The Firm is a lessee in a noncancelable operating lease for office space. The Firm determines if an arrangement is a lease or contains a lease, at inception of a contract and when the terms of an existing contract changes. The Firm recognizes a lease liability and a right of use asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Any variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Firm uses its incremental borrowing rate. The implicit rate of the lease is not readily determinable and accordingly, The Firm used their incremental borrowing rate based on the information available at the date for its lease. The Firm's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow and amount equal to the lease payments under similar terms and in a similar economic environment. The Right of Use asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for these lease payments is recognized on a straight-line basis over the lease term.

During the year ended May 31, 2021, the Firm had rent expense of $130,406, which consisted of operating lease costs. Lease cost for these lease payments is recognized on a straight-line basis over the lease term. The current lease is a five-year lease.

Amounts reported on the statement of financial condition as of May 31, 2021 are as follows:

Right of Use Lease Asset-Current	$98,900
Right of Use Lease Asset-Non-Current	413,698
Lease Obligation Payable-Current	98,900
Lease Obligation Payable-Long-Term	413,698

The future payments due under this operating lease as of May 31, 2021:

2022	$ 109,038
2023	110,690
2024	112,672
2025	114,655
2026	116,637
Thereafter	49,232
	612,924
Less effects of discounting	(100,326)
Lease liability recorded	$ 512,598

PUBLIC

NOTE 9: NET CAPITAL REQUIREMENTS

The Firm is required to maintain a minimum under Rule 15c3-3 of the Securities and Exchange Commission. Net Capital required under the rule is the greater of $50,000 or 6/23 percent of the aggregate indebtedness of the Firm. At May 31, 2021, net capital as defined by the rules equaled $433,322. The ratio of aggregate to net capital was 16%. Net Capital in excess of the minimum required was $383,322.

NOTE 10: COMMITMENTS AND CONTINGENCIES

Management has evaluated possible commitments and contingencies at May 31, 2021. They concluded that there were no commitments or contingencies that would require recognition in the financial statements or disclosure in the related notes to the financial summary.

NOTE 11: FILING REQUIREMENTS

There were no liabilities subordinated to claims of creditors during the year ending May 31, 2021. Accordingly, no Statement of Changes in Liabilities Subordinated to Claims of Creditors has been included in these financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

NOTE 12: SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date which the report of the independent registered accounting firm was available to be issued and determined that there were no subsequent events that needed to be recorded or disclosed.

PUBLIC

BUELL SECURITIES CORP.
COMPUTATION OF NET CAPITAL REQUIREMENT UNDER SEC RULE 15C 3-1
AS OF MAY 31, 2021

COMPUTATION OF NET CAPITAL

Total ownership from Statement of Financial Condition	$	296,156
Add other deductions or allowable credits		145,000
Less nonallowable assets from Statement of Financial Condition		(7,834)
Net capital before haircuts on securities positions		433,322
Haircuts on securities		
Net Capital	$	433,322

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required based on 6-2/3% of aggregate indebtedness		4,746
Minimum dollar net capital requirement of reporting broker or dealer		50,000
Excess Net Capital	$	383,322
(A) 10% of total aggregate indebtedness		7,119
(B) 120% of minimum net capital requirement		60,000
Net capital less greater of (A) or (B)	$	373,322

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total Aggregate Indebtedness liabilities from Statement of Financial Condition$		71,188
Adjustments for Aggregate Indebtedness	-	
Total Aggregate Indebtedness	$	77,188

Percentage of Aggregate Indebtedness to Net Capital	16.43%

Reconciliation with Company's Computation of Net Capital Pursuant to Rule 17a-5(d) (4)

There are no material differences between the above computation and the computation included in the the most recently filed FOCUS Report, Part IIA Form X-17a-5 at May 31, 2021.

PUBLIC

BUELL SECURITIES CORP.
SCHEDULE II: COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER SEC RULE 15c3-3
AS OF MAY 31, 2021

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3

Buell Securities Corp. is exempt from Rule 15c3-3 under the provisions of the Rule 15c3-3 (k)(2)(ii)

PUBLIC

BUELL SECURITIES CORP.
SCHEDULE III: INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3
AS OF MAY 31, 2021

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3

Buell Securities Corp. is exempt from Rule 15c3-3 under the provisions of the Rule 15c3-3 (k)(2)(ii).

PUBLIC

THOMAS FAUST, CPA
Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
765-237-9185 thomasfaustcpa2@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

The Board of Directors
Buell Securities, Corp.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with SIPC Series 600 Rules, I have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended May 31, 2021, which were agreed to by Buell Securities, Corp. and SIPC, Securities and Exchange Commission, and Financial Industry Regulatory Authority, Inc., solely to assist you and the other specified parties in evaluating Buell Securities, Corp.'s compliance with the applicable instructions of Form SIPC-7. Buell Securities, Corp.'s management is responsible for Buell Securities, Corp.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed, and my findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended May 31, 2021 with the amounts reported in Form SIPC-7 for the year ended May 31, 2021, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

PUBLIC

Thomas Faust, CPA, LLC
d/b/aThomas Faust, CPA
Lafayette, Indiana
July 23, 2021

PUBLIC

THOMAS FAUST, CPA
Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
765-237-9185 thomasfaustcpa2@gmail.com

[redacted]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Buell Securities, Corp.

I have reviewed management's statements, included in the accompanying Exemption report of Broker and Dealers, in which Buell Securities, Corp., identified the following provisions 17 C.F.R. § 15c3-3(k) under which the Firm claimed an exemption from 17 C.F.R. §2 4 0.15c3-3: (k) (2) (ii), and Buell Securities, Corp. stated that Buell Securities, Corp. has complied with the Exemption Rule 15c3-3 (k) (2) (ii) for the period of June 1, 2020 through May 31, 2021 without exception. Buell Securities, Corp.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly included inquiries and other required procedures to obtain evidence about the Firm's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2) (ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Thomas Faust, CPA, LLC
d/b/a Thomas Faust, CPA
Lafayette, Indiana
July 23, 2021

[redacted]

PUBLIC

BUELL

BUELL SECURITIES CORP.
200 GLASTONBURY BOULEVARD, SUITE 102, GLASTONBURY, CT 06033
TEL 860 • 657 • 1700 800 • 272 • 2468
FAX 860 • 657 • 1721
Established in 1921

July 10, 2021

Thomas Faust, CPA
174 Coldbrook Court
Layfayette, IN 47909

Re: Exemption Statement Rule 15c3-3 (k) (2) (ii) FYE May 31, 2021

Dear Mr. Faust:

Please be advised that Buell Securities Corp has complied with Exemption Rule 15c3-3 (k) (2) (ii) for the period of June 1, 2020 through May 31, 2021 without exception.

Buell Securities Corp did not hold customer securities or funds at any time during this period and does business on a limited basis (publicly traded REITS and MPL's). Buell Securities Corp's past business has been of similar nature and has complied since its inception.

We are not aware of any events or other factors that might have affected Buell Securities Corp's compliance with this exemption.

Regards

Chris D. Berris CEO/President